UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SCHNITZER STEEL INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

OREGON (State of incorporation or organization)	93-0341923 (I.R.S. Employer Identification No.)
3200 N.W. Yeon Ave. P.O. Box 10047 Portland, OR (Address of principal executive offices)	97296-0047 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights
(Title of Class)

ITEM 1.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

On March 21, 2006, the Board of Directors of Schnitzer Steel Industries, Inc. (the “Company”) declared a dividend distribution of one preferred share purchase right (a “Class A Right”) for each share of Class A Common Stock, par value $1.00 per share, of the Company (a “Class A Common Share”) outstanding at the close of business on April 4, 2006 (the “Record Date”) and one preferred share purchase right (a “Class B Right”) for each share of Class B Common Stock, par value $1.00 per share, of the Company (a “Class B Common Share” and together with the Class A Common Shares, the “Common Shares”) outstanding at the Record Date (the Class A Rights and Class B Rights together the “Rights”). Except as set forth below, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share (a “Unit”) of Series A Participating Preferred Stock, par value $1.00 per share, of the Company (“Series A Preferred Shares”), at a price of $110.00 (the “Purchase Price”), subject to adjustment. The Purchase Price shall be paid in cash, or by certified check or cashier’s check payable to the order of the Company. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and Wells Fargo Bank, N.A., as Rights Agent.

Initially, no separate Right Certificates will be distributed. Until the earlier to occur of (i) 10 days following (A) a public announcement that, or (B) such earlier date as a majority of the Company’s Board of Directors has become aware that, a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of Common Shares representing either (x) 15% or more of the total number of votes entitled to be cast by the holders of the Common Shares of the Company then outstanding or (y) 15% or more of the total number of outstanding Common Shares of the Company (the earlier of the dates referred to in (A) and (B) being referred to as the “Shares Acquisition Date”) or (ii) 10 Business Days (or such later date as the Board of Directors may determine) following the commencement of a tender offer or exchange offer if, upon consummation thereof, such person or group would become an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any Common Shares outstanding on and after the Record Date, by the certificates representing such Common Shares. Under the Rights Agreement, the Schnitzer Steel Industries, Inc. Voting Trust (the “Voting Trust”) governed by the Schnitzer Steel Industries, Inc. 2001 Restated Voting Trust and Buy-Sell Agreement, dated as of March 26, 2001 (the “Voting Trust Agreement”) and any trustees thereof in their capacity as such (each, a “Trustee”) are excluded from the definition of Acquiring Person. No person, other than the Voting Trust and the Trustees in their capacity as Trustees, shall be deemed to beneficially own any Common Shares as a result of being a party to or bound by the Voting Trust Agreement. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Share certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date and will expire on March 21, 2016, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

If a person (other than the Company and certain other entities) becomes an Acquiring Person, each holder of a Class A Right will thereafter have the right to receive, upon the exercise thereof at the Purchase Price, Class A Common Shares of the Company and each holder of a Class B Right will thereafter have the right to receive, upon the exercise thereof at the Purchase Price, Class B Common Shares of the Company, or, in certain circumstances, cash, property or other securities of the Company, in each case, having a value equal to two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of the event set forth above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

If, at any time following the Shares Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, or in which the Company is the surviving corporation but in which its Common Shares are changed or exchanged, or (ii) more than 50% of the Company’s assets or earning power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right (other than Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the Purchase Price, common shares of the acquiring company having a value equal to two times the Purchase Price.

The Purchase Price payable, and the number of Units of Series A Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a dividend of Series A Preferred Shares on, or a subdivision, combination or reclassification of, the Series A Preferred Shares, (ii) upon the grant to holders of the Series A Preferred Shares of certain rights or warrants to subscribe for Series A Preferred Shares or securities convertible into Series A Preferred Shares, or (iii) upon the distribution to holders of the Series A Preferred Shares of debt securities or assets (excluding regular quarterly cash dividends and dividends payable in Series A Preferred Shares) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares that are not integral multiples of one one-thousandth of a Series A Share will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Shares on the last trading date prior to the date of exercise.

At any time after the date of the Rights Agreement until the date on which an Acquiring Person becomes such, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.001 per Right, subject to adjustments (the “Redemption Price”).

At any time after a person becomes an Acquiring Person, provided that the Acquiring Person beneficially owns not more than 50% of the outstanding Common Shares, the Board of Directors may, at its option, exchange all or part of the then outstanding and exercisable Rights for Common Shares at an exchange ratio of one Class A Common Share per Class A Right and one Class B Common Share per Class B Right, respectively.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending on the circumstances, recognize taxable income in the event that the Rights become exercisable for Class A Common Shares, Class B Common Shares (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors at any time the Rights are redeemable. Thereafter, the Rights Agreement may be amended to cure any ambiguity, to correct defects and inconsistencies or to make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person); provided that no supplement or amendment may cause the Rights Agreement to again become amendable other than in accordance with this sentence or to cause the Rights to again become redeemable.

A copy of the Rights Agreement is available free of charge from the Company or the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is attached to this Form 8-A as Exhibit 4.1 and incorporated herein by reference.

Item 2. Exhibits.

Exhibit No.	Description
4.1
Rights Agreement, dated as of March 21, 2006, between Schnitzer Steel Industries, Inc. and Wells Fargo Bank, N.A. which includes as Exhibit A the form of Articles of Amendment for Series A Participating Preferred Stock, as Exhibit B the form of Class A Right Certificate, as Exhibit C the form of Class B Right Certificate, and as Exhibit D the Summary of Rights to Purchase Series A Shares (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on March 22, 2006).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHNITZER STEEL INDUSTRIES, INC.

Dated: March 22, 2006	By:	/s/ Richard C. Josephson
Name: Richard C. Josephson
Title: Secretary